Exhibit 99.1

Summary of 2021 Share Incentive Plan

The following is a summary of the principal terms of the 2021 Share Incentive Plan proposed to be approved at the annual general meeting of shareholders of Melco International Development Limited, as discussed in the Explanatory Note to the Form 6-K to which this Exhibit 99.1 is attached. The 2021 Share Incentive Plan will not be implemented unless approved at such meeting and, if so approved, not until a date specified by the compensation committee of the board of directors of Melco Resorts & Entertainment Limited (the “Company”) (which shall not be later than December 7, 2021, the expiration date of the Company’s existing 2011 Share Incentive Plan). This summary does not form part of, nor is it intended to affect the interpretation of, the terms of the 2021 Share Incentive Plan. All references to “shares” below are to the Company’s ordinary shares, par value US$0.01 each.

A.

Purpose. The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value of the Company, by linking the personal interests of the members of the Company’s board of directors (the “Board”), and employees and consultants of the Company, its parents, its subsidiaries and its related entities to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, and employees and consultants upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent.

B.

Types of Awards. The awards the Company may grant under the 2021 Share Incentive Plan include options, restricted shares (shares of the Company which are subject to restrictions as may be determined by the compensation committee of the Board (the “Compensation Committee”)), share appreciation rights (rights to receive an incentive payment calculated in accordance with the terms of the 2021 Share Incentive Plan), dividend equivalents (rights to receive the equivalent value (in cash or shares) of dividends paid on the shares of the Company), share payments (payments which may be made in lieu of all or any portion of any bonus, deferred compensation or other arrangements, in cash or in kind), deferred shares (right to receive a specified number of shares during specified time periods) and restricted share units (units of shares which are not fully vested until certain terms and conditions are met).

C.

Eligible Participants. Persons eligible to participate in the 2021 Share Incentive Plan include members of the Board, and employees and consultants of the Company, any parent or subsidiary or any related entity of the Company that the Compensation Committee designates as a related entity for the purposes of the 2021 Share Incentive Plan. The Compensation Committee may, from time to time, select from among all eligible individuals, those to whom awards may be granted and shall determine the nature and amount of each award.

D.

Maximum Number of Shares. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Share Incentive Plan and any other share incentive plan or other schemes of the Company shall not be more than 10% of the total number of the shares in issue as at the date the 2021 Share Incentive Plan is approved by the shareholders of Melco International Development Limited.

E.

Option Periods and Payments. The Compensation Committee may in its discretion determine, subject to the expiration period of the 2021 Share Incentive Plan, the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; and the amount, if any, payable on application or acceptance of the option.

F.

Plan Administration. The Compensation Committee will administer the 2021 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award granted. The Compensation Committee’s decisions are final, binding, and conclusive for all purposes and upon all parties. In addition, the Company may from time to time retain or appoint one or more trustee(s) and administrator(s) to assist in the administration of the 2021 Share Incentive Plan.

G.	Award Agreement. Awards granted under the 2021 Share Incentive Plan will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

H.	Exercise Price. The Compensation Committee may determine the exercise price, grant price or purchase price, if any, of any award.

I.

Terms of Awards. The terms of each award shall be stated in the award agreement. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. An option will lapse automatically and may not be exercised upon the first to occur of the following events: (a) 10 years from the date of the grant, unless an earlier time is set out in the award agreement; (b) three months after termination of service, subject to certain exceptions; (c) one year after the date of termination of service on account of disability or death; (d) date on which the participant ceases to be eligible by reason of termination of relationship with the Company and/or any of its subsidiaries on grounds that such participant has been guilty of serious misconduct or convicted of any criminal offence involving integrity or honesty; and (e) date on which the Compensation Committee cancels the option.

J.

Transferability. Rights in awards are personal to the participants. Except as otherwise provided by the Compensation Committee, no award may be assigned, transferred, or otherwise disposed of by a participant other than by will or by the laws of descent and distribution.

K.

Adjustment. The 2021 Share Incentive Plan provides for adjustments in circumstances where there are changes in the Company’s capital structure: (i) in the case of options granted under the 2021 Share Incentive Plan, in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of the Company’s share capital; or (ii) in the case of awards other than options granted under the 2021 Share Incentive Plan, in the event of any extraordinary dividend, stock dividend, dividend in property other than cash, liquidating dividend, share split, combination or exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalization, reorganization, reincorporation, partial or complete liquidation, reclassification, merger, consolidation, separation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase shares at a price substantially below the fair market value or other distribution (other than normal cash dividends) of the Company’s assets to its shareholders, change in corporate structure or any other similar equity restructuring transaction or other change affecting the number of shares or the share price of a share.

The Compensation Committee shall make proportionate and equitable adjustments to reflect such change with respect to: (a) the class(es), aggregate number and types of securities that may be issued under the 2021 Share Incentive Plan, unless and except to the extent any such adjustment otherwise takes effect automatically in accordance with the terms of the 2021 Share Incentive Plan; (b) the terms and conditions of any outstanding awards; and (c) the grant price or exercise price per unit of security for any outstanding awards, in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2021 Share Incentive Plan.

L.

Change in Control. Upon (i) the transfer of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities, however acquired, or (ii) the consummation of a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than 50% of the combined voting power of the voting securities of which are owned by the Company’s shareholders in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition, or the individuals who, as of the effective date of the 2021 Share Incentive Plan, are members of the Board, cease for any reason to constitute at least 50% of the Board, each award will terminate, unless the award is continued, or is assumed or replaced by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, immediately upon termination of the participant’s employment without cause within 13 months of the change in control. If the award is neither assumed nor replaced, it will become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such change in control, provided that the participant remains eligible on the specified effective date of the change in control.

M.

Amendment and Termination. Subject to applicable law, with the approval of the Board, the Compensation Committee may terminate, amend or modify the 2021 Share Incentive Plan, except that approval by the shareholders of Melco International Development Limited is required for certain alterations or amendments relating to awards of options under the applicable listing rules in Hong Kong. No termination, amendment, or modification of the 2021 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2021 Share Incentive Plan and other previous plans without the prior written consent of the participant.

N.

Expiration. The 2021 Share Incentive Plan will expire on the tenth anniversary of the date it becomes effective. No awards may be granted pursuant to the 2021 Share Incentive Plan after that time. Any awards that are outstanding on the tenth anniversary of the effective date shall remain in force according to the terms of the 2021 Share Incentive Plan and the applicable award agreement.

O.	Vesting Schedule. In general, the Compensation Committee determines, or the award agreement would specify, the vesting schedule.